ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006
202.857.6000 main 202.857.6395 fax
afslaw.com Ralph De Martino Partner (202) 724-6848 direct rdemartino@afslaw.com

May 9, 2024

Office of Industrial Applications and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St NE
Washington, DC 20549

Attention:	Jane Park
Katherine Bagley

Re:	NorthView Acquisition Corporation Amendment No. 8 to Registration Statement on Form S-4 Filed April 1, 2024 File No. 333-269417

To Whom It May Concern:

The undersigned serves as counsel to NorthView Acquisition Corporation (“NorthView” or the “Company”). Contemporaneous with the submission of this correspondence, NorthView filed its Amendment No. 9 (the “Amendment”) to its Registration Statement on Form S-4 (File No. 333-269417). Pursuant to the comments by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), set forth in its letter dated April 26, 2024 (the “Comment Letter”), and addressed to Jack Stover, Chief Executive Officer of NorthView, the Amendment responds to the Staff’s comments included in the Comment Letter. For the convenience of the Staff, the comments included in the Comment Letter are posted below (in bold) and NorthView’s response follows each comment.

Amendment No. 8 to Registration Statement on Form S-4 filed April 1, 2024

Background to Discussions with Financing Sources, page 119

1.
We refer to your disclosure on page 120 that Benchmark Capital identified a potential SPAC investor and coordinated an introductory call with Atalaya Capital Management LP on April 27, 2023. You also disclose on page 121 that Atalaya, Profusa and NorthView proceeded with due diligence and drafting definitive agreements, but ultimately could not finalize a definitive agreement. Please revise to clarify when you engaged Benchmark Capital as a placement agent for the private placement, and when and the reasons underlying the parties’ decision not to proceed with the private placement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 120 and 121.

2.
We note your revised disclosure on page 123 that although there is currently no agreement in place to include another investor, Profusa and NorthView have approved of Vellar’s other investor. Please confirm that you will update your prospectus once you enter into any financing arrangements with other investors to disclose the negotiations and the material terms of the agreement.

Response: The Company acknowledges the Staff’s comment and confirms that it will update the prospectus upon entering into financing arrangements with other investors to disclose the negotiations and the material terms of the agreement should the differ from what is currently included in the Registration Statement.

Jack Stover NorthView Acquisition Corporation May 9, 2024 Page 2

Stock Subscription
Cash-Settled Equity Derivative Transaction (CSED), page 125

3.
We note your response to comment 3, but we are not persuaded by your response. In this regard, it appears that Vellar has committed to subscribe for the purchase of shares of Profusa common stock in a private placement transaction, conditioned on the receipt of unrestricted, registered shares of New Profusa. Because it appears that such investors have already been offered shares of New Profusa, and have made an investment decision to pay for and take delivery of shares of New Profusa, it appears the issuance of such shares to these investors was conducted through the private placement. Therefore, please remove the Stock Subscription Shares from the registration statement or provide a more detailed legal analysis as to why it is appropriate to register the primary issuance of these shares. As a related matter, we note that Vellar has agreed to provide funding pursuant to the CSED on the condition that the transferred shares of Profusa will convert into shares of New Profusa that are registered on this registration statement. Please remove the Recycled Shares from your registration statement, or provide us with a detailed legal analysis of why it is appropriate to register these shares as a primary issuance. Finally, your exhibit 10.9 is marked as your binding term sheet with Vellar, but the exhibit itself is an agreement with the Arena Investors. Please revise to include the binding term sheet with Vellar, and to label your exhibits accordingly.

Response: The Company acknowledges the Staff’s comment and had removed the Stock Subscription Shares and the transferred shares from the Registration Statement. The Company plans to register for resale such Stock Subscription Shares and transferred shares on Form S-1 following the business combination. Further, the Company has amended and restated the binding term sheet to clarify certain conditions of the transactions, and has attached such amended and restated term sheet as exhibit 10.9 to the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 164

4.
Upon the consummation of the Merger, Profusa’s equityholders and holders of convertible promissory notes will receive or have the right to receive an aggregate of 18.5 million shares of New Profusa Common Stock. Please clarify in your disclosures the difference between the 18.5 million and the 15.5 million shares shown in the table on page 164.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xiii and 164.

Results of Operations, page 255

5.
We note your response to prior comment 8, which we reissue in part. Please revise to clarify whether Profusa entered into the Statement of Work (“SOW”) with the Henry Jackson Foundation (“HJF”) in connection with the subcontract, describe in greater detail the scope of Profusa’s activities pursuant to the SOW, and file the subcontract with HJF and the Statement of Work as exhibits to your registration statement or explain why you do not believe that you are required to do so.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 255. Additionally, the Company has included the SOW as Exhibit 10.13 to the registration statement.

Jack Stover NorthView Acquisition Corporation May 9, 2024 Page 3

Exhibits

6.	Please provide a currently dated and signed auditor’s consent from the auditors of Profusa, Inc. See Item 601(b)(23) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has included the currently dated and signed auditor’s consent from the auditors of Profusa, Inc. as Exhibit 23.3 to the Registration Statement in accordance with Item 601(b)(23) of Regulation S-K.

7.	Please revise your disclosure to address the following comments:

•
We note your revised disclosure on page v relating to the defined term “Private Placement Value,” which means “the product of (i) any Profusa Private Placement Financing, multiplied by (ii) (A) the Parent Per Share Value divided by (B) two (2).” Please provide estimates for the Private Placement Value and Profusa Private Placement Financing, where appropriate. We refer to your disclosure elsewhere in the prospectus that pursuant to the Amendment No. 3 to the Merger Agreement, the aggregate consideration to be received by the Profusa shareholders increased by an additional $25 million; and

•
We also note your cover page disclosure that the Exchange Ratio will be based on an equity valuation of Profusa of $180,000,000, but you disclose throughout the filing that Profusa’s pre-transaction equity value is $155,000,000. Please revise your disclosure to address this inconsistency.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the shareholder letter, the notice of the meeting, and pages 3 and 164.

Other Matters
A.
In response to a prior comment from the Staff’s, the Company has disclosed the individual beneficial owners of BChSensor Limited and we have indicated that the Tasly entities holding shares of Profusa are controlled by a publicly traded company on the Shanghai Stock Exchange. Carbis Bay Limited will not be a greater than 5% holder of New Profusa.

B.
In response to a telephone conversation between the undersigned counsel to the Company and the Staff on May 3, 2024, regarding the maturity of the Tasly Convertible Debt, the Company has included a copy of the amendment to extend the maturity as exhibit 10.14 to the Registration Statement.

* * * * *

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Amendment. We expect to file a Rule 461 request as soon as the Staff confirms that it has no further comments.

Respectfully submitted,

Ralph V. De Martino

RVD/mc
cc: Jack Stover